TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES SUCCESSFUL GAS WELL
COMPLETED IN KENTUCKY

For Immediate Release: June 6, 2006. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC) is pleased to announce it has been advised by Energy Source, Inc., the operator, that the Ken Lee #1 well has been successfully completed as a commercial gas well. The initial open flow tested 1.22 MCF of high BTU gas. The well was completed to a depth of 1410’ in the Big Lime formation.

John Robertson, President and CEO of Teryl Resources Corp., states, “The successful drill results for the Ken Lee #1 gas well provides confirmation of a productive gas field in the Knox and Laurel counties, Kentucky.”

Gas production is to be completed in two weeks to the nearby Delta Natural Gas Line.

Additional drilling to be announced in the same gas field as the Ken Lee #1.

IAS Communications, Inc. has an option to participate in up to 24 wells to earn a 100% working interest, subject to a 12 ½ % interest to the landowner and 27 ½ % interest to Energy Source, Inc. the operator of the wells. IAS Communications, Inc. has an agreement with Teryl Resources Corp. wherein Teryl can earn a 40% working interest in up to 24 wells in the Kentucky gas field.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:                  John Robertson
                                 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.